[Connecticut Water Logo]	News Release

Connecticut Water Service, Inc. Completes Acquisition
of Heritage Village Water Company

Clinton, Connecticut, February 27, 2017 — Connecticut Water Service, Inc. (NASDAQ: CTWS) (CTWS) announced today that it has completed the acquisition of the Heritage Village Water Company (HVWC). Shareholders of HVWC exchanged their stock for CTWS stock in a transaction with an enterprise value of $20.7 million. HVWC serves approximately 4,700 water customers in the Connecticut communities of Middlebury, Oxford and Southbury and approximately 3,000 wastewater customers in the Town of Southbury, Connecticut. HVWC owns and operates the only wastewater system regulated by the Connecticut Public Utilities Regulatory Authority (PURA).

According to Eric W. Thornburg, CTWS’s Chairman, President and Chief Executive Officer, HVWC will operate as a subsidiary of CTWS, which is among the nation’s fastest growing water utility companies. He states, “Customers will benefit by being part of larger, regional company, which has a size and presence that provides for operational efficiencies, purchasing power and other economies of scale.” Mr. Thornburg further states, “CTWS subsidiaries, including The Connecticut Water (Connecticut Water) and The Maine Water Company (Maine Water) have long histories of delivering world-class satisfaction to customers and being good stewards of the natural resources entrusted to us and we are eager to demonstrate our commitment to HVWC customers.”

Mr. Thornburg thanked Keith Sorensen, the former president of HVWC, for his efforts that contributed to a smooth transition for customers and employees with the completion of this transaction. PURA approved the acquisition on December 5, 2016, and the closing was completed on February 27, 2017.

HVWC retains its current name, a local office, and its employees were invited to continue their employment under CTWS ownership. HVWC is a sister company to Connecticut Water and Maine Water. The merger will not affect the rates or service for any of those water company customers. As part of CTWS, HVWC will now be able to offer its customers a website, online bill payment, and timely emergency notification via phone and e-mail. Customers will receive information in the mail on these and other enhancements.

As called for under the previously announced agreement, the acquisition was executed through a stock-for-stock merger transaction valued at approximately $16.1 million. Holders of HVWC common stock received shares of CTWS common stock in a tax-free exchange. In addition, Connecticut Water will assume approximately $4.6 million in debt of HVWC. The transaction reflected a total enterprise value of approximately $20.7 million.

Since January 2012, CTWS has grown its customer base by more than 43%, or more than 39,000 customers, primarily through large acquisitions in Maine in 2012 and HVWC in 2017. In addition, CTWS previously announced on October 12, 2016, an agreement to acquire the Avon Water Company that serves 4,800 customers in the Connecticut towns of Avon, Farmington, and Simsbury. A PURA decision on the acquisition is expected this April with a closing to follow within the second quarter.

CTWS is one of the ten largest U.S.-based publicly-traded water utilities, and is listed on the NASDAQ Global Select Market under the ticker symbol CTWS. Including the HVWC acquisition, CTWS, through its regulated utility subsidiaries in Connecticut and Maine, serves more than 129,000 water customers, or nearly 440,000 people in 79 communities across Connecticut and Maine, and more than 3,000 wastewater customers in Southbury, Connecticut.

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News media contact:

Daniel J. Meaney, APR
Director of Corporate Communications
(860) 664-6016
dmeaney@ctwater.com